SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                     Filing No. 1 for the month of May, 1999



                            Talisman Enterprises Inc.
                           --------------------------
                           (Exact name of Registrant)

           2330 Southfield Road, Mississauga, Ontario, Canada L5N 2W8
          -------------------------------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X              Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes __                     No  X

                            TALISMAN ENTERPRISES INC.

     On May 19, 1999, the Company filed its audited financial statements for the period ended December 31, 1998 with the Ontario Securities Commission. The financiasl statements are filed as an exhibit to this Form 6-K.

     Exhibit 1. Financial Statements for the Year Ended December 31, 1998

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       TALISMAN ENTERPRISES INC.

                                                                By:/s/James Ogle
Date: May __, 1999                                         James Ogle, President

Exhibit 1. Financial Statements for the Year Ended December 31, 1998.

                        CONSOLIDATED FINANCIAL STATEMENTS


                            TALISMAN ENTERPRISES INC.




                           December 31, 1998 and 1997

                                AUDITORS' REPORT





To the Shareholders of
Talisman Enterprises Inc.

     We have audited the consolidated balance sheets of Talisman Enterprises Inc. as at December 31, 1998 and 1997 and the consolidated statements of loss and deficit and cash flows for the year ended December 31, 1998 and the 7 months ended December 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the year ended December 31, 1998 and the 7 months ended December 31, 1997 in accordance with accounting principles generally accepted in Canada.





Hamilton, Canada,                                          /s/ ERNST & YOUNG LLP
March 29, 1999.                                            Chartered Accountants

Talisman Enterprises Inc.
Incorporated under the laws of Ontario

                                   CONSOLIDATED BALANCE SHEETS
                                      [in Canadian dollars]

As at December 31




                                                        1998               1997
                                                          $                  $

ASSETS
Current
Cash ...........................................         25,561          38,250
Accounts receivable ............................        553,774          78,720
Inventories [note 3] ...........................        626,252         370,124
Prepaid expenses ...............................         79,513          20,148
Total current assets ...........................      1,285,100         507,242


Capital assets [note 4] ........................      3,414,591       3,249,988
Other assets [note 5] ..........................        900,000       1,000,000
Goodwill .......................................        178,000         198,000


                                                      5,777,691       4,955,230



LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank operating line ............................        648,406            --
Accounts payable and accrued liabilities .......      1,385,361         422,815
Note payable [note 6] ..........................           --           114,545
Current portion of long-term debt [note 7] .....        878,846          99,996
Total current liabilities ......................      2,912,613         637,356


Long-term debt [note 7] ........................           --           358,337
Shareholders' equity
Share capital [note 8] .........................      7,198,369       5,341,321
Contributed surplus ............................        458,623            --
Deficit ........................................     (4,791,914)     (1,381,784)

Total shareholders' equity .....................      2,865,078       3,959,537


                                                      5,777,691       4,955,230

Commitments and contingencies [note 11]

                             See accompanying notes

On behalf of the Board:
                              "James A. Ogle"                "Norman R. Proulx"
                                Director                      Director

Talisman Enterprises Inc.


                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              [in Canadian dollars]

                                                    Year ended         7 months ended
                                                    December 31,         December 31,
                                                      1998                 1997
                                                       $                    $

Revenues .......................................      1,109,736         194,806
Operating expenses [exclusive of
   amortization shown separately below] ........      2,205,447         251,913
Gross profit ...................................     (1,095,711)        (57,107)



Expenses
Selling, general and administrative ............      1,685,567         833,593
Amortization ...................................        481,592          33,100
Interest and bank charges [note 7] .............        147,260          15,674
                                                      2,314,419         882,367


Loss for the period ............................     (3,410,130)       (939,474)

Deficit, beginning of period ...................     (1,381,784)       (442,310)


Deficit, end of period .........................     (4,791,914)     (1,381,784)



Loss per share .................................          (5.54)          (1.98)



                             See accompanying notes

Talisman Enterprises Inc.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              [in Canadian dollars]


                                                  Year ended         7 months ended
                                                  December 31,         December 31,
                                                    1998                 1997
                                                      $                    $
OPERATING ACTIVITIES
Loss for the period ............................     (3,410,130)       (939,474)
Charges to income not affecting cash
   Amortization of capital assets ..............        361,592          31,100
   Amortization of other assets ................        100,000            --
   Amortization of goodwill ....................         20,000           2,000
Change in non-cash working capital items
   Accounts receivable .........................       (475,054)        (22,545)
   Inventories .................................       (256,128)       (293,958)
   Prepaid expenses ............................        (59,365)         (9,312)
   Accounts payable and accrued liabilities ....        962,546         231,113
Cash used in operating activities ..............     (2,756,539)     (1,001,076)



INVESTING ACTIVITY
Purchase of capital assets .....................       (526,195)         18,586



FINANCING ACTIVITIES
Issuance of long-term debt .....................        903,846         500,000
Repayment of long-term debt ....................       (483,333)        (41,667)
Repayment of note payable ......................           --           (85,000)
Reduction in note payable ......................       (114,545)       (145,455)
Contribution of capital ........................        458,623            --
Issue of common shares .........................      1,857,048         721,140
Bank operating line ............................        648,406            --
Cash provided by financing activities ..........      3,270,045         949,018



Decrease in cash during the period .............        (12,689)        (33,472)
Cash, beginning of period ......................         38,250          71,722


Cash, end of period ............................         25,561          38,250



See accompanying notes

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997



1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

     Talisman Enterprises Inc. is a company incorporated to primarily produce premium private label alkaline batteries. The company is in the early stages of its operations and has, therefore, not generated revenues on a consistent basis. The recoverability of the company's assets is, therefore, dependent on the continued support of its lenders and shareholders and the generation of profitable operations.

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain estimates based on management's judgments. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates. The accounting policies followed by the company also conform in all material respects with accounting principles generally accepted in the United States except as described in note 15.

Principles of consolidation

     The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Talisman International Inc.

Inventories

     Inventories are valued at the lower of average cost and net realizable value.

Capital assets

     Capital assets are stated at cost. Amortization is provided at rates designed to write-off the assets over their estimated useful lives at the following rates:

Production and warehouse equipment      10 years straight-line basis
Dies and molds                          5 years straight-line basis
Furniture and fixtures                  5 years straight-line basis
Computer equipment                      3 years straight-line basis
Leasehold  improvements                 Straight-line basis over the
                                        term of the lease

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

Goodwill

     Goodwill is being amortized over a period of 10 years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events or circumstances which might have impaired the carrying value. The amount of goodwill impairment, if any, is measured on undiscounted projected future cash flows.

Foreign currency translation

     Assets and liabilities denominated in foreign currencies are translated using the temporal method, whereby monetary assets are converted into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets are translated at historical rates. Revenue and expenses are translated at the exchange rate in effect on the date of the transaction except for amortization which is translated at historical rates. Any gains or losses during the period have been included in the consolidated statements of loss.

Revenue recognition

     Revenue from the sales of products is recognized at the time title transfers, which is generally when the goods are shipped.

Loss per share

     The calculation of loss per common share is based on the reported net loss divided by the weighted average number of shares outstanding during the period. The weighted average number of common shares outstanding for the year ended December 31, 1998 was 615,581 and 474,446 for the 7 months ended December 31, 1997.

Financial instruments

     The carrying amount of cash, accounts receivable, inventories, bank operating line and accounts payable and accrued liabilities are considered to be representative of their respective fair values.

     The company has no derivative financial instruments or any financial instruments that potentially subject the company to concentrations of credit risk. The company is exposed to credit risk on the accounts receivable from its customers. Management has adopted credit policies in an effort to minimize those risks. The company does not have a significant exposure to any individual customer or counter-party.

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997


2. ACQUISITION

     On September 26, 1997, Firesand Resources Ltd. ["Firesand"] which was a public company with a year-end of December 31, trading on the Canadian Dealer Network, acquired 100% of Talisman International Inc., which was incorporated on September 26, 1996 and had a year-end of May 31, through the issuance of 478,371 common shares. The transaction was accounted for as a reverse takeover, with the results of Firesand being included from the date of acquisition. For periods prior to the date of acquisition, the information presented is that of Talisman International Inc. The following is a summary of the net assets acquired and values assigned thereto based on an allocation of the purchase price to Firesand's assets and liabilities:

                              $

Working capital               28,057
Goodwill                     200,000
Common shares issued        (228,057)


     Contemporaneously with the transaction, Firesand changed its name to Talisman Enterprises Inc. ["Talisman"].

3. INVENTORIES

                                                        1998               1997
                                                          $                  $



Raw materials and packaging ..................          373,138          288,915
Finished goods ...............................          253,114           81,209
                                                       --------         --------

                                                        626,252          370,124
                                                       --------         --------

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

4. CAPITAL ASSETS

                                                                              1998
                                                                         Accumulated     Net book
                                                            Cost        amortization       value
                                                              $               $              $



Production equipment                                     3,300,966          351,258     2,949,708
Warehouse equipment                                         49,846            4,891        44,955
Computer equipment                                          18,003            6,165        11,838
Dies and molds                                              39,965            4,543        35,422
Furniture and fixtures                                      31,615            6,926        24,689
Leasehold improvements                                      91,399           18,910        72,489
Construction in progress                                   275,490               --       275,490
                                                         ---------          -------      ---------
                                                         3,807,284          392,693      3,414,591
                                                         ---------          -------      ---------


                                                                               1997
                                                                         Accumulated     Net book
                                                            Cost        amortization       value
                                                              $               $              $



Production equipment                                     3,105,404           27,700     3,077,704
Warehouse equipment                                         36,564              300        36,264
Computer equipment                                          14,439              400        14,039
Dies and molds                                              13,440              200        13,240
Furniture and fixtures                                      30,541              800        29,741
Leasehold improvements                                      80,700            1,700        79,000
                                                         ---------          -------      ---------
                                                         3,281,088           31,100      3,249,988
                                                         ---------          -------      ---------

     Certain of the above production equipment was acquired pursuant to a s.85 rollover. Although the equipment was recorded in the financial statements based on its fair value, it has no tax basis to the company.

     In total, the above capital assets have an estimated tax value at December 31, 1998 of $1,064,000.

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

5. OTHER ASSETS

     Other assets, consisting of technology and intellectual property, are recorded at cost. The assets are being amortized to income on an annual basis in proportion to actual revenues derived from licensing arrangements and revenue on turn-key production facilities over projected revenues derived from these sources, or on a straight-line basis over 10 years, whichever is greater.

     On an ongoing basis, management reviews the valuation and amortization of other assets taking into consideration any events or circumstances which might have impaired the carrying value. The amount of impairment, if any, is measured based on non-discounted projected future cash flows.

The other assets have a tax basis of $1.

6. NOTE PAYABLE

     The non-interest bearing note payable to a shareholder was repaid during 1998.

7. LONG-TERM DEBT AND LINES OF CREDIT

                                                                          1998               1997
                                                                            $                  $


Demand loan,  bearing  interest at prime plus 1 1/4%
   [8% at December  31,  1998]
   with monthly principal repayments of $12,500, maturing
   October 23, 2003                                                    725,000                 --

Term demand  loan,  bearing  interest at prime plus 1 1/4%
   [8% at  December  31,
   1998] with monthly principal repayments of $8,333, maturing
   March 31, 2001, repaid during 1998                                       --            458,333

Convertible  promissory note [$100,000  U.S.],  bearing interest at 8%, interest and  principal  on the note  shall be paid in cash on the  earlier of [i] one year from the date of issuance of the note, or [ii] the conversion of the note into securities
   of the company                                                      153,846                  --
                                                                       -------            --------

                                                                       878,846             458,333

Less current portion                                                   878,846              99,996
                                                                       -------            --------

Long-term debt                                                               --           358,337
                                                                       -------            --------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997


7. LONG-TERM DEBT AND LINES OF CREDIT [continued]

     The company has available an operating line of $750,000 [$101,594 was available at December 31, 1998] which bears interest at prime plus 1 1/4%. In addition, the company may draw down an additional $1,000,000 term facility, for the purchase of battery manufacturing equipment up to 75% of cost, payable over 5 years, at prime plus 1 1/4% provided the company has an additional equity injection of a minimum of $4,500,000. All indebtedness of the company is collaterialized by the company's assets.

     Under the operating line of credit and term loan facility, the company has undertaken to maintain certain financial covenants. As at December 31, 1998, the company was not in compliance with certain of the financial covenants and accordingly, the demand loan has been reflected as a current liability.

     Pursuant to a confidential private placement memorandum prepared by the company dated January 28, 1999, a minimum of 25 units and a maximum of 50 units may be sold to accredited investors for net proceeds, after deducting agents fee and placement allowance but before the expenses of the offering, of $2,118,500 U.S. and $4,337,000 U.S. The units will be offered for a period of 90 days, which period may be extended for up to an additional 90 days. Each unit consists of an 8% convertible subordinated promissory note in the principal amount of $100,000 U.S. and 20,000 Class "A" common stock purchase warrants to purchase common shares of the company until 2004. The notes are convertible into common shares at a conversion rate of one common share for every $5 U.S. in principal amount of note, and the warrants are exercisable at a price of $7.50 U.S. per share, subject to adjustments in certain events. In addition, the notes shall be automatically converted into common shares of the company upon the company's common shares becoming traded on the OTC Bulletin Board in the United States or any other U.S. based securities exchange.

     Subsequent to the year-end, the company completed a first closing in which it sold an aggregate of 26 units for net proceeds of $2,345,384 U.S., after deducting agents fee and placement allowance [such proceeds being inclusive of the $100,000 U.S. convertible debenture outstanding at December 31, 1998].

     The fair value of the long-term debt has been calculated on the contractual cash flows of the financial instruments discounted using market rates currently available to the company. At December 31, 1998, the fair value of the long-term debt approximated the carrying value. During the year, interest on long-term debt amounted to $39,200 [$12,200 for the 7 months ended December 31, 1997].

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

8. SHARE CAPITAL

Authorized

     Unlimited  6%   non-cumulative,   non-voting   Class  "A"  special  shares,
redeemable at the company's option, with a redemption value of $1,000 each.

     Unlimited common shares without nominal par value

Details of shares issued

                                                                 Number      Value
                                                                               $



Class "A" special shares .................................        3,300     3,300,000
                                                              ---------     ---------


Common shares

Balance May 31, 1997 .....................................      452,600     1,092,124
Issuance of Firesand shares on the acquisition of Talisman      478,371       228,057
Elimination of prior number of shares of Talisman ........     (478,371)         --
Prior common shares of Firesand ..........................       34,970          --
Issued for cash and exercise of warrants .................       28,386       721,140
                                                              ---------     ---------

Balance December 31, 1997 ................................      515,956     2,041,321
Issued for exercise of warrants ..........................       10,893       177,068
Issued for cash, net of expenses .........................      505,504     1,679,980
                                                              ---------     ---------
Balance December 31, 1998 ................................    1,032,353     3,898,369
                                                              ---------     ---------


Class "A" special shares .................................    3,300,000     3,300,000
Common shares ............................................    3,898,369     2,041,321
                                                              ---------     ---------

Total share capital ......................................    7,198,369     5,341,321
                                                              ---------     ---------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

8. SHARE CAPITAL [continued]

     On January 27, 1999, the company implemented a consolidation of the outstanding common shares on the basis of exchanging 1 new common share for each 25 common shares previously held.

     Reverse takeover accounting requires that the amount shown as the issued capital in the consolidated balance sheet be calculated by adding to the issued capital of the legal subsidiary company, Talisman International Inc., the amount of the cost of the purchase. However, the number of common shares reflect that of the legal parent company, Talisman Enterprises Inc.

     During 1998, shareholders transferred 45,000 common shares to individuals in exchange for machinery and professional services [in connection with the issuance of shares], the value of which [$458,623] was contributed to capital.

     The company has in place a stock option plan [the "Stock Option Plan"] as an incentive for directors, officers and key employees and other persons who provide ongoing services to the company and its subsidiaries. Under the Stock Option Plan, non-assignable options may be granted by the board of directors of the company, to directors, officers, key employees and other persons who provide ongoing services to the company to purchase common shares of the company for a term not exceeding 5 years [subject to earlier termination of the optionee's employment, upon the optionee ceasing to be a director, officer of other service provider, as applicable, or upon the optionee retiring, becoming disabled or dying] at an exercise price not less than the market price for common shares of the company. The granting of options is subject to the further conditions under the Stock Option Plan that: [i] not more than 10% of the number of shares issued and outstanding from time to time [the "Outstanding Issue"] may be reserved for the granting of options to insiders at any time or to insiders in any one-year period; [ii] that no more than 5% of the outstanding issue may be issued to any one insider of the company in a one-year period; and, [iii] the maximum number of common shares issuable under the Stock Option Plan is 31,200 shares. The options are non-transferrable.

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

8. SHARE CAPITAL [continued]

     In connection with the private placements during the year, the company granted warrants of 263,504 and 240,000 to acquire common shares of the company.

     In connection with its financing activities, the company issued warrants to acquire a total of 114,502 common shares of the company.

     The company options and warrants to acquire common shares at various exercise prices are summarized below:

                                                                 Exercise            Expiration
                                                 Number           price                date
                                                                     $



Options                                        10,000             16.25              Nov. 13, 2001
                                                  760             31.25              Nov. 13, 2001
Warrants                                        4,600             62.50             Sept. 15, 1999
                                                2,000             12.50              Apr. 15, 2000
                                                2,000             20.00              Apr. 15, 2000
                                               93,902             16.25              Aug. 15, 2000
                                               12,000             12.50               June 7, 2001
                                              263,504              7.50              July 31, 2001
                                              240,000              5.00              Oct. 14, 2001
                                              -------

Total options and warrants                    628,766
                                              -------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             [in Canadian dollars]

December 31, 1998 and 1997

9. SHAREHOLDERS RIGHTS PLAN

     On September 26, 1997, the shareholders approved a shareholders rights protection plan [the "Plan"]. The Plan applies to all common shares and all future issues of common shares. The term of the Plan is for 5 years, subject to reconfirmation by the shareholders at the first annual meeting of shareholders called after September 26, 2000. The Plan is intended to ensure that, in the event of a bid which could affect control of the company, holders of common shares will receive full and fair value for their shares and that there will be sufficient time for the fairness of the bid to be properly assessed, to negotiate with the bidder and to explore, develop and evaluate alternatives to maximize shareholder value.

     Under the terms of the Plan, one Right has been granted for each common share. Each Right entitles the registered holder to purchase additional shares of common stock for $1,500 but is not exercisable until certain events occur. If a person or group wishes to acquire 20% or more of the company's common shares [an "acquiring person"], the Plan effectively requires the acquiring person to [i] negotiate terms which the Directors approve as being fair to the shareholders or, alternatively, [ii] without Board approval, make a "permitted bid" which must contain certain provisions and which must be accepted by more than 50% of the common shares not held by the acquiring person.

     In the event that an acquiring person acquires 20% or more of the company's voting shares other than as described in [i] and [ii] above, then the Rights become exercisable and will automatically change to allow all holders except the acquiring person to purchase, upon payment of exercise price, shares of common stock with a total market value of two times the exercise price [ie. at a 50% discount from the then current market price of the common stock].

10. INCOME TAXES

     The operating company has a tax year-end of May 31st which differs from its reporting year of December 31st. As at May 31, 1998, the company has available non-capital loss carryovers of approximately $2,285,000 available to offset future taxable income. These non-capital loss carryovers expire as follows:

                     $



May 31, 2004     522,000
May 31, 2005   1,733,000

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997


11. COMMITMENTS AND CONTINGENCIES

     The minimum lease payments for building and equipment leases over the next 5 years are as follows:

          $



1999   134,603
2000   128,542
2001   111,815
2002    53,837
2003      --
       -------

       428,797
       -------
     In the ordinary course of business activities, the company may be contingently liable for litigation and claims with third parties. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial statements or financial position of the company.

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

12. SEGMENTED INFORMATION

     In addition to the production of batteries, the company has the capacity of designing "turn-key" battery manufacturing systems for customers in developing countries. The company's turn-key business has, to date, incurred minimal expenses and generated nominal revenues.

     The geographic sources of the company's revenues is as follows:

                                                                Year ended         7 months ended
                                                               December 31,         December 31,
                                                                   1998                 1997
                                                                     $                    $



Canada                                                              255,239               187,014
United States                                                       854,497                 7,792
                                                                  ---------               -------

                                                                  1,109,736               194,806
                                                                  ---------               -------

13. RELATED PARTY TRANSACTIONS

     During the year, the company had $185,000 of loans due from a former senior executive officer bearing interest at 8% per annum. The amount was repaid by December 31, 1998.

14. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could effect the company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada [Canadian GAAP] which conform in all material respects with accounting principles generally accepted in the United States [U.S. GAAP] except as set forth below:

                                                Year ended         7 months ended
                                                December 31,         December 31,
                                                   1998                 1997
                                                    $                    $



Income adjustments

Loss for the period in accordance
   with Canadian GAAP .......................   (3,410,130)           (939,474)
Amortization of goodwill and other assets [1]      120,000               2,000
Additional amortization of assets [3] .......      (89,540)             (7,500)
Income tax provision [2] ....................        6,800              51,700
                                                -----------           ---------


Loss for the period in accordance with
   U.S. GAAP ................................   (3,372,870)           (893,274)
                                                -----------           ---------
Loss per share in accordance
   with U.S. GAAP ...........................        (5.48)              (1.88)
                                                -----------           ---------

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997


15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]


                                           Year ended         7 months ended
                                          December 31,         December 31,
                                              1998                 1997
                                                $                    $



Balance sheet adjustments

Total assets under Canadian GAAP ...........    5,777,691     4,955,230
Adjustment to assets [3] ...................      798,360       887,900
Elimination of goodwill and other assets [1]   (1,081,620)   (1,198,000)
                                                -----------  -----------
Total assets under U.S. GAAP ...............    5,494,431     4,645,130
                                                -----------  -----------


Total liabilities under Canadian GAAP ......    2,912,613       995,693
Deferred income tax liability [2 and 3] ....      837,000       843,800
                                                -----------  -----------
Total liabilities under U.S. GAAP ..........    3,749,613     1,839,493
                                                -----------  -----------
Shareholders' equity under
   Canadian GAAP ...........................    2,865,078     3,959,537
Adjustment to assets .......................      798,360       887,900
Elimination of goodwill and other assets ...   (1,081,620)   (1,198,000)
Deferred income tax ........................     (837,000)     (843,800)
                                                -----------  -----------


Shareholders' equity under U.S. GAAP .......    1,744,818     2,805,637
                                                -----------  -----------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

                                              Year ended   7 months ended
                                             December 31,   December 31,
                                                1998           1997
                                                  $             $



Statements of cash flow adjustments

Investing activities under Canadian GAAP     (526,195)       18,586
Reduction of capital asset purchases
   to eliminate contributions of capital      100,750          --
                                             ---------      --------

Investing activities under U.S. GAAP ...     (425,445)       18,586
                                             ---------      --------


Financing activities under
   Canadian GAAP .......................    3,270,045       949,018
To eliminate contribution of capital ...     (458,623)         --
To reflect contribution by shareholders
   of professional services as issuance
   of common shares ....................      357,873          --
                                            ---------      --------

   Financing activities under U.S. GAAP     3,169,295       949,018
                                            ---------      --------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

(1) Under Canadian GAAP, the acquisition of Talisman International Inc. gave rise to $200,000 of goodwill. Under U.S. GAAP, no goodwill would have been recorded.

     In addition, under U.S. GAAP, no value would have been ascribed to the other assets on the tax free rollover as the transferor is a substantial shareholder of the company and the transferor's historical cost basis of the asset was nil. These transactions would be treated as a dividend under U.S. GAAP.

(2)  The company  follows the deferral  method of income tax  allocation.  Under
U.S. GAAP, the company is required to use the liability method. Under the liability method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

     The tax effects of significant temporary differences are as follows:

                                      Year ended   7 months ended
                                     December 31,   December 31,
                                        1998           1997
                                         $              $



     Deferred tax assets
     Income tax losses available for
         carryforward .............   1,643,400     570,300
     Share issue costs ............     293,000      45,900
                                      ---------   ---------

                                      1,936,400     616,200
     Less valuation allowance .....   1,936,400     616,200
                                      ---------   ---------

     Net deferred tax assets ......        --          --
                                      ---------   ---------


     Deferred tax liabilities
     Temporary differences on
         capital assets ...........     837,000     843,800
                                      ---------   ---------
     Total deferred tax liabilities     837,000     843,800
                                      ---------   ---------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997


15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

(3) Under U.S. GAAP, capital assets would be increased by $895,400 and to provide for deferred income taxes on the differences between the book values and tax values of certain capital assets acquired by the company in a tax-free rollover. This amount represents the deferred taxes that arose at the time of the s.85 rollover. As a result, amortization of such assets increased by a total of $7,500 for the 7 months ended December 31, 1997 and $89,540 for the year ended December 31, 1998. U.S. GAAP requires that capital assets be recorded at acquisition costs which is the fair market value of the assets, whereas under Canadian GAAP, capital assets are recorded at acquisition cost less associated deferred income taxes.

(4)  Consolidated statements of cash flows

     During the year ended December 31, 1998, shareholders transferred common shares to individuals in exchange for capital assets and professional services relating to the issue of common shares. Under U.S. GAAP non-cash transactions are excluded from the consolidated statements of cash flows. Accordingly, cash used by investing activities and cash provided by financing activities were each decreased by a net $100,750.

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

(5)   The following additional disclosures are required under U.S. GAAP.

Stock-based compensation

     Pro-forma information regarding net loss and loss per share is required by FAS123, and has been determined as if the company had accounted for its employee stock options and warrants under the fair value method. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1997, respectively; risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the company's common stock of 30% and weighted average expected life per option and warrant of 4 years.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's options, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and warrants.

     For purposes of the pro-forma disclosures, the estimated fair value of the options and warrants is amortized to expense over their vesting period. The company's pro-forma net loss under U.S. GAAP would be increased by $694,300 for the 7 months ended December 31, 1997. The company's pro-forma loss per share under U.S. GAAP would be [$3.35] for the 7 months ended December 31, 1997. There were no employee stock options and warrants issued or which vested during 1998.

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

     A summary of the company's stock option and warrant activity and related information is as follows:

                                           Year ended     7 months ended        Weighted       Weighted
                                           December 31,    December 31,         -average       -average
                                              1998           1997               exercise       exercise
                                                $              $                price          price

Employee options
Outstanding, beginning of period .........    10,760        17.25               --             --
Granted ..................................      --          --                  10,760         17.25
                                             -------        -----               -------        -----
Outstanding and exercisable, end of period    10,760        17.25               10,760         17.25
                                             -------        -----               -------        -----


Employee warrants
Outstanding, beginning of period .........    44,798        16.25               --             --
Granted ..................................      --          --                  50,000         16.25
Exercised ................................    10,896        16.25                5,202         16.25
                                             -------        -----               -------        -----
Outstanding and exercisable, end of period    33,902        16.25               44,798         16.25
                                             -------        -----               -------        -----
Total employee options and
   warrants outstanding and
   exercisable, end of period ............    44,662        16.50               55,558         16.50
                                             -------        -----               -------        -----
Weighted - average fair value
   of employee options and warrants
   granted during the period .............      --          --                  10,760         12.25
                                             -------        -----               -------        -----


Other warrants
Outstanding, beginning of period .........    68,600        --                  68,600         --
Granted ..................................   515,504        --                  --             --
                                             -------        -----               -------        -----
                                             584,104        --                  68,600         --
                                             -------        -----               -------        -----


Total options and warrants, end of period    628,766        --                 124,158         --
                                             -------        -----              -------        -----

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

(6)  Comprehensive income

     The Financial Accounting Standards Board has issued FAS130, Reporting Comprehensive Income, which establishes new standards for the reporting and display of comprehensive income. Under the provisions of this standard, the company is required to display items of other comprehensive income in the financial statements for each year in which a statement of earnings is presented and to disclose the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the balance sheet. The company has no comprehensive income items other than its loss for the year.

                         Year ended          7 Months ended
                         December 31,        December 31,
                         1998                1997

                              $                $



Cash interest paid        39,200              12,200
Cash income taxes paid    --                  --
Rental expense           186,100              80,900


[d] Recent Developments

     The Financial Accounting Standards Board has issued FAS129, Disclosure of Information About Capital Structure. The company must adopt this standard in the first quarter of fiscal 1999. Implementation of this disclosure standard will not affect the company's financial position, results of operations or future disclosures.

     The Financial Accounting Standards Board has issued FAS132, Empoyers' Disclosures about Pensions and Other Post-retirement Benefits. The company must adopt this standard in the first quarter of fiscal 1999. Implementation of this disclosure standard will not affect the company's financial position, results of operations or future disclosures.

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

     The Financial Accounting Standards Board has issued FAS133, Accounting for Derivative Instruments and Hedging Activities which introduces revised standards for the recognition and measurement of derivatives and hedging activities. The company must adopt this standard in the first quarter of fiscal 2000. Implementation of this standard is currently expected to have no impact on the company's financial position or results of operation since the company has no derivative financial instruments or hedging activities.

[e]  Related party transactions

     FAS 57 requires disclosure of the following transactions with a company that is a shareholder, key supplier and whose president is also a director and officer of the company:

                                                                  Year ended          7 months ended
                                                                 December 31,           December 31
                                                                     1998                  1997
                                                                       $                     $



         Acquisition of raw materials                               50,790                      --

     In addition, in 1996 the company purchased capital assets [$100,000] which remain in the possession of the related party who uses them to produce raw materials for the company.